Mail Stop 3561

February 13, 2009

Ting Chen
Chief Financial Officer
China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

> **Re: China Carbon Graphite Group, Inc.**
> **File No. 333-114564**
> **Form 10-KSB: For the fiscal year ended December 31, 2007**

Dear Ms. Chen:

We have reviewed your February 3, 2009 correspondence and have the following comment. We believe you should revise your future filings in response to the comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-KSB: For the fiscal year ended December 31, 2007

Notes to Consolidated Financial Statements, page F-8

Basis of Presentation of Financial Statements, page F-11

1.   It appears that Xingyong was under common control with China Carbon prior to December 14, 2007 due to the family relationship described in your response and through common management. Accordingly, it appears that combined financial statements, rather than consolidated financial statements, of the registrant and Xingyong may be more appropriate for periods prior to the execution of the control (contractual) agreement. In this regard, we believe you should label the financial statements presented for periods prior to December 14, 2007 as "combined," and revise the presentation of the financial statements as appropriate to conform to such basis. In connection with this, please revise the notes to the financial statements (i.e. Basis of Presentation) to disclose the basis of presentation for each period presented and to clearly and fully describe the basis for the common control, consistent with the information contained in your response. In regard to the common control portion of your disclosure, we would expect your disclosure to include, at a minimum, a clear description of the family relationship that exists and the associated trust arrangement that possesses the

majority ownership interest in China Carbon, and that Mr. Jin is the chief executive officer of each of Xingyong and China Carbon. We further expect that you will retain your present disclosures in regard to the accounting for the acquisition of Talent and the basis for consolidation of Xingyong under the requirements of FIN 46R from December 14, 2007 and thereafter due to the contractual agreement between Xingyong and Yongle.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief